UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
ION MEDIA NETWORKS, INC.
(Name of Subject Company (Issuer))
ION MEDIA NETWORKS, INC.
(Name of Filing Person (Issuer))
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK
(Title of Class of Securities)
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK (CUSIP No. 46205A400)
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK (CUSIP Nos. 46205A301 and 46205A202)
(CUSIP Number of Class of Securities)
Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications Behalf of Filing Person)
With a copy to:
David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
(561) 833-2000

CALCULATION OF FILING FEE

Transaction Value (1)	Filing Fee (2)
$831.6 million	$25,531

(1)	Estimated pursuant to Rule 457(f)(2) based on the book value of the shares of the Company’s 13 1/4% Preferred Stock and 9 3/4% Preferred Stock that may be received by the Company in the Exchange Offer.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $30.70 for each $1,000,000.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $25,531
Form or Registration No.: SC TO-I
Filing Party: ION Media Networks, Inc.
Date Filed: June 8, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 2 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed on June 8, 2007 by ION Media Networks, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) its newly issued 11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013 (the “Series A Notes”) and, depending on the participation levels in the Exchange Offer, either its newly issued 12% Series A-1 Mandatorily Convertible Preferred Stock due 2013 (the “Series A-1 Convertible Preferred Stock”) or its newly issued 12% Series B Mandatorily Convertible Preferred Stock due 2013 (the “12% Series B Convertible Preferred Stock”) for any and all of its outstanding shares of 13 1/4% Cumulative Junior Exchangeable Preferred Stock (currently accruing dividends at the rate of 14 1/4%) (the “14 1/4% Preferred Stock”) and any and all of its 9 3/4% Series A Convertible Preferred Stock (the “9 3/4% Preferred Stock,” and together with the 14 1/4% Preferred Stock, the “Old Stock”) validly tendered and accepted.
     The Exchange Offer is made upon the terms and subject to the conditions described in the offer to exchange and consent solicitation dated June 8, 2007 (as may be supplemented or amended from time to time, the “Offer to Exchange”) and the related Letter of Transmittal and Consent previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(i)(iii). The information in the Offer to Exchange, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Exchange.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:
     On June 20, 2007, a second complaint was filed against the Company and seven of its directors in the Court of Chancery of the State of Delaware in and for New Castle County by a group of plaintiffs purporting to hold shares of 9 3/4% Preferred Stock. The complaint is substantially identical to that previously filed by plaintiffs purporting to hold shares of the Company’s 14 1/4% Preferred Stock and seeks injunctive and other relief relating to the Exchange Offer. NBC Universal, Inc., Citadel Investment Group LLC and Citadel’s affiliate CIG Media LLC are also named as defendants in the lawsuit. The Company believes that the complaint is without merit as to it and all of the director defendants. The Company and the director defendants intend to vigorously defend against the complaint.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Exhibit
(a)(8)	Press Release, issued June 22, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ION Media Networks, Inc. with the SEC on June 25, 2007).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ION MEDIA NETWORKS, INC.
By:	/s/ Richard Garcia
	Name:	Richard Garcia
	Title:	Senior Vice President and Chief Financial Officer

Dated: June 25, 2007